Securities and Exchange Commission

                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 0)*




_______________________
(Date of event which requires filing of this

statement)

Check the appropriate box to designate the rule

pursuant to which this schedule is filed:

                 (X) Rule 13d-1(b)

                 ( ) Rule 13d-1(c)

                 ( ) Rule 13d-1(d)

Name of Issuer: Rational Software Corporation

Title of Class of Securities: Common

CUSIP Number: 75409P202





*The remainder of this cover page shall be filled

out for a reporting person's initial filing on this

form with respect to the subject class of

securities, and for any subsequent amendment

containing information which would alter the

disclosures provided in a prior cover page.





The information required in the remainder of this

cover page shall not be deemed to be "filed" for

the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject

to the liabilities of that section of the Act but

shall be subject to all other provisions of the Act

(however, see the Notes).



CUSIP Number: 75409P202

1. Name of Reporting Person: Jennison Associates LLC
(formerly Jennison Associates Capital Corp.)

As of January 1, 1998, Jennison Associates Capital
Corp., a New York Corporation, reorganized into Jennison
Associates LLC, a Delaware limited liability company.
S.S. or I.R.S. Identification No. of Above Person:

IRS Identification #52-2069785 (formerly 13-2631108)

2. Check the Appropriate Box if a Member of a Group:

Not Applicable

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting

Person With:

5. Sole Voting Power:  1,082,900 shares

6. Shared Voting Power: 7,042,100 shares

7. Sole Dispositive Power: 0 shares

8. Shared Dispositive Power: 8,941,700 shares

9. Aggregate Amount Beneficially Owned by Each Reporting

Person: 8,941,700 shares

10. Check Box if the Aggregate Amount in Row 9

Excludes Certain Shares*: ( )

11. Percent of Class Represented by Amount in Row 9: 10.11%

12. Type of Reporting Person*: IA








Item 1(a) Name of Issuer: Rational Software
CorporationItem 1(b) Address of Issuer's Principal
Executive Offices:

18880 Homestead Rd.

Cupertino CA  95014

Item 2(a) Name of Person Filing:  Jennison Associates LLC

Item 2(b) Address of Principal Business Office or

Residence: 466 Lexington Avenue

New York, NY  10017

Item 2(c) Citizenship: Delaware

Item 2(d) Title of Class of Securities: Common

Item 2(e) CUSIP Number: 75409P202

Item 3 If this statement is filed pursuant to Rules

13d-1(b), or 13d-2(b), or (c) check whether the person filing is a:

(a) ( ) Broker or Dealer registered under Section 15

of the Act

(b) ( ) Bank as defined in Section 3(a) (6)

of the Act

(c) ( ) Insurance Company as defined in Section 3(a)

(19) of the Act

(d) ( ) Investment Company registered under Section 8

of the Investment Company Act

(e) (X) Investment Adviser in accordance with Section

240.13d-1(b) (1) (ii) (E)

(f) ( ) Employee Benefit Plan, Pension Fund which is

subject to the provision of the Employee Retirement Income

Security Act of 1974 or Endowment Fund in accordance with

Section 240.13d-1(b) (ii) (F)

(g) ( ) Parent Holding Company or control person, in

accordance with Section 240.13(b) (ii) (G)

(h) ( ) A savings association as defined by Section

3(b) of the Federal Deposit Insurance Act

(i)( ) A church plan that is excluded from the

definition of an investment company under Section 3(c) (4) of the

Investment Company Act of 1940.

(j)( ) Group, in accordance with Section 240.13d-1(b)

(1) (ii) (J).

If this statement is filed pursuant to Section 240.13d-

1(c), check this box. ( )

Item 4 Ownership:

Provide the following information regarding the

aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 8,941,700 shares

(b) Percent of Class: 10.11%(c) Number of shares as to which the person has:(i) sole power to vote or to direct the vote: 1,082,900

(ii) shared power to vote or to direct the vote:
7,042,100

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 8,941,700




Jennison Associates LLC ("Jennison") furnishes

investment advice to several investment companies,

insurance separate accounts, and institutional

clients ("Managed Portfolios"). As a result of its

role as investment adviser of the Managed

Portfolios, Jennison may be deemed to be the

beneficial owner of the shares of the Issuer's

Common Stock

held by such Managed Portfolios.  The Prudential

Insurance Company of America ("Prudential") owns 100% of equity interests of Jennison.  As a result, Prudential may be

deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may

have with respect to the Issuer's Common Stock held

by the Managed Portfolios. Jennison does not file

jointly with Prudential, as such, shares of the

Issuer's Common Stock reported on Jennison's 13G

may be included in the shares reported on the 13G

filed by Prudential. These shares were acquired in

the ordinary course of business, and not with the

purpose or effect of changing or influencing

control of the Issuer.  The filing of this

statement should not be construed as an admission

that Jennison is, for the purposes of Sections 13

or 16 of the Securities Exchange Act of 1934, the

beneficial owner of these shares.




Item 5 Ownership of Five Percent or Less of a

Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following ( ).


Item 6 Ownership of More than Five Percent on

Behalf of Another Person:

Our clients have the right to receive or the power to direct the receipt of dividends or the profits from the sale of such securities. No one client owns more than 5% of such security class.


Item 7 Identification and Classification of the

Subsidiary which Acquired the Security being Reported

on by the Parent Holding Company: Not Applicable





Item 8 Identification and Classification of Members of

the Group: Not Applicable









Item 9 Notice of Dissolution of Group: Not Applicable









Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are in held the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the correct information set forth in this statement is true, complete and correct.


June 4, 1998

/s/ Karen E. Kohler

Karen E. Kohler
Senior Vice President and Director